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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                                           (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO RULE 13D-2(b) AND (d)
                              (Amendment No. 1)*



                       Vulcan International Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                  929136109
            ------------------------------------------------------
                                (CUSIP Number)
                              December 31, 1998
            ------------------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

    Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:


                              |_| Rule 13d-1(b)
                              |X| Rule 13d-1(c)
                              |_| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13G


CUSIP No.          929136109                                   Page 2 of 4 Pages



1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lloyd I. Miller, III                  ###-##-####
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |_|
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
       -------------------------------------------------------------------------

            NUMBER OF               5. SOLE VOTING POWER
             SHARES                        61,315
          BENEFICIALLY              6. SHARED VOTING POWER
            OWNED BY                        3,600
              EACH                  7. SOLE DISPOSITIVE POWER
            REPORTING                      61,315
             PERSON                 8. SHARED DISPOSITIVE POWER
              WITH                          3,600


9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         64,915
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.6%
12.      TYPE OF REPORTING PERSON
         IN-00**
         -----------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.



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                                                                     Page 3 of 4

Item 1(a).   Name of Issuer:   Vulcan International Corporation

Item 1(b).   Address of Issuers's Principal Executive Offices:
             300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801

Item 2(a).   Name of Person Filing: Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             4550 Gordon Drive, Naples, Florida 33940

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:  Common Stock, no par value

Item 2(e).   CUSIP Number:  929136109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: Miller shares dispositive and voting power on 3,600 of the reported securities as an adviser to the trustee of certain family trusts. Miller has solve voting and dispositive power on 61,315 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gifts to Minors Act, (ii) as an individual, and/or (iii) as the manager of the general partner of a limited partnership.

             (a)   64,915

             (b)   5.6%

             (c)   (i) sole voting power: 61,315

                   (ii) shared voting power: 3,600

                   (iii) sole dispositive power: 61,315

                   (iv) shared dispositive power: 3,600

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable



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                                                                     Page 4 of 4
Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 12, 1999




                                                      /s/ Lloyd I. Miller, III
                                                     --------------------------
                                                          Lloyd I. Miller, III